Exhibit 23.2

March 28, 2005

The Board of Directors

Proginet Corporation

200 Garden City Plaza

Garden City, NY  11530

Dear Sirs/Mesdames:

Comments for US readers on Canada-United States Reporting Differences for Blockade Systems Corporation. (“Blockade”)

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 on the consolidated financial statements.  Our report to the shareholders dated January 11, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Yours very truly,

/s/ PKF Hill LLP
PKF Hill LLP
Chartered Accountants